General Counsel

Antonino Cusimano
Milan, September 30, 2011

Mr. Larry Spirgel - Assistant Director
Mr. Joseph M. Kempf - Senior Staff Accountant
Ms. Ivette Leon - Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
File No. 1-13882

Dear Mr. Spirgel, Mr. Kempf and Ms. Leon:

Thank you very much for your letter dated September 27, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

We hereby confirm that we will submit our responses to the Staff’s comments on the 2010 Form 20-F on or before October 31, 2011.

We would like to express our appreciation for your cooperation. Please do not hesitate to contact me, Antonino Cusimano (tel: 011-39-02-85954040, fax: 011-39-02-85954182) or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886) to discuss any questions or comments.

Very truly yours,
/s/ Antonino Cusimano General Counsel

cc:	Jeffrey M. Oakes Davis Polk & Wardwell LLP Paolo Caccini PricewaterhouseCoopers S.p.A.

Registered Office: Piazza degli Affari, 2 - 20123 Milan, Italy Tel. 011-39-02-8595-4040 Fax 011-39-02-8595-4182
Secondary Office – Corporate Headquarters: Corso d’Italia, 41 – 00198 Rome, Italy  Tel. +39 06 3688 2720 Fax +39 06 3688 2186
E-mail: antonino.cusimano@telecomitalia.it